UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-09120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
80 PARK PLAZA
NEWARK, NEW JERSEY 07102

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015	4-12

SUPPLEMENTAL SCHEDULE
Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015	13

SIGNATURE	14

EXHIBIT INDEX	15
All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of Public Service Enterprise Group Incorporated
Thrift and Tax-Deferred Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Kronick Kalada Berdy & Co., P.C.
Kingston, Pennsylvania
June 28, 2016

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT & TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2015	2014
	(Thousands)
ASSETS
Investments:
Plan Interest in Master Employee Benefit Plan Trust, (Note 3)	$1,512,654	$1,512,117
Total Investments	1,512,654	1,512,117
Receivables:
Participant Loans	16,465	16,286
Deposits and Contributions – Employees	4	1,606
Deposits and Contributions – Employer	3	—
Total Receivables	16,472	17,892
Total Assets	1,529,126	1,530,009
LIABILITIES
Accounts Payable	880	834
Accrued Expenses	621	593
Total Liabilities	1,501	1,427
NET ASSETS AVAILABLE FOR BENEFITS	$1,527,625	$1,528,582
See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT & TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2015

(Thousands)
ADDITIONS
Net Investment Income
Plan Interest in Income of Master Employee Benefit Plan Trust (Note 3)	$3,391
Interest on Participant Loans	502

Total Net Investment Income	3,893

Deposits and Contributions
Employees	58,227
Employer	18,956

Total Deposits and Contributions	77,183

Total Additions	81,076

DEDUCTIONS
Benefit Payments to Participants	86,743
Administrative Expenses	1,479

Total Deductions	88,222

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	(7,146)

Transfers from Employee Savings Plan-Net	6,189

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(957)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	1,528,582

End of Year	$1,527,625

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN
General
The following description of the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (“Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description (“SPD”) for more information.

The Plan is a defined contribution retirement plan covering substantially all non-bargaining unit employees of Public Service Enterprise Group Incorporated (“Company”) and its Participating Affiliates (each, an “Employer”). The Company’s Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan and controls and manages its operation and administration. The Company’s Thrift and Pension Investment Committee (“TPIC”) is the Named Fiduciary of the Plan responsible for management of the Plan investments and the selection, and monitoring of the funds offered under the Plan. The trustee of the Plan, The Bank of New York Mellon (“Trustee”), is responsible for the custody of the Plan’s assets. Aon Hewitt is the record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Substantially all of the Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a master trust established by the Company and administered by the Trustee.
Contributions, Deposits and Investment Options
Generally, Participants may contribute from 1% to 8% of their annual eligible compensation each year as basic deposits, as defined in the Plan (“Basic Deposits”), subject to certain Internal Revenue Code (“IRC”) limitations. The Participant’s Employer contributes an amount equal to 50% of each Participant’s Basic Deposit as its matching contribution to the Plan (“Employer Contributions”). Employer Contributions begin after that Participant has completed 1,000 hours of service, as defined in the Plan, with his/her Employer. Employer Contributions are made in cash. Participants may also contribute amounts representing distributions from other qualified plans and certain Individual Retirement Accounts (“IRAs”).

Participants have the ability to make Roth Elective Deferrals within the Plan. In addition, a Participant may elect to make supplemental deposits to the Plan in increments of 1% of compensation up to an additional 42% of compensation (“Supplemental Deposits”), subject to certain IRC limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as post-income tax contributions or Roth Elective Deferrals (together, “Nondeferred Deposits”), or pre-income tax contributions (“Deferred Deposits”).

Each Participant may, within any Plan Year, make one or more additional lump sum deposits on a nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 50% of his or her compensation for that Plan Year, subject to IRC limitations.

Participants may direct the investment of their accounts into various investment options offered by the Plan through the Master Trust. The Plan offers investment options in Investment Contracts, the Common Stock of the Company via the Enterprise Common Stock Fund (“Company Stock Fund”) , which has been designated as an Employee Stock Ownership Plan (“ESOP”) under section 4975(e) of the Code, the Schwab Personal Choice Retirement Account (“PCRA”) Fund, mutual funds consisting of various target-date funds, other mutual funds and pre-mix portfolios (which are invested in specific percentages of the mutual funds).

There is a Frozen ESOP Fund which includes amounts only for Participants who were hired prior to August 1, 1986 and eligible for participation. Contributions to, or transfers into the Frozen ESOP Fund are no longer permitted. Frozen ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of the Company Common Stock held for their account in the Frozen ESOP Fund.
Participant Accounts
Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions (b) applicable Employer contributions, (c) earnings and/or losses, and (d) specific Participant transactions, as defined. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant or beneficiary is entitled

NOTES TO FINANCIAL STATEMENTS

upon death, disability, retirement or termination of service, as applicable, is the benefit that can be provided from the Participant’s vested account.

Participants who have elected to participate in the Company Stock Fund may elect to have the dividends on the shares of the Common Stock paid directly to the Participant (or beneficiary) in cash or paid to the Participant’s account, which will then be reinvested in the Company Common Stock Fund. The reinvestment provision is not applicable with respect to Company Common Stock held in a Participant’s Frozen ESOP Fund.
Participant Loans
Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that at December 31, 2015, range from 3.25% to 8.25%, which are commensurate with local prevailing rates at the time that the loan was originated, as determined, at such time by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

No amounts may be loaned directly from any ESOP Fund, from any portion of a Participant’s account attributable to transfers from the Cash Balance Pension Plan of Public Service Enterprise Group Incorporated (“Cash Balance Plan”) or from assets held in the Schwab PCRA Fund. Participants can initiate only one loan per calendar year and may have no more than two loans outstanding at any one time.

These loans are measured at their unpaid principal balances plus any accrued but unpaid interest.

Payment of Benefits
Upon termination of service due to retirement, a Participant may elect to receive an amount equal to the value of the vested interest in his or her account in either a lump-sum payment, or in quarterly or annual installments over a period not to exceed ten years (if the participant is retirement eligible), or may elect to leave the account balance in the Plan and elect a distribution at a later time. If a Participant is no longer working for the Company and has a balance in the Plan, he or she must begin to receive distributions from his or her account no later than April 1 following the calendar year in which he or she reaches age 70½. If a Participant’s account balance is less than $1,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account. For termination of service for reasons other than those described above, the Participant may elect to receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account, or leave the account balance in the Plan and elect a distribution at a later date, but not later than April 1 following the calendar year in which he or she reaches age 70 ½.

If a Participant withdraws certain Basic and/or Supplemental Deposits and/or vested Employer Contributions before such amounts have been in the Plan for twenty-four months, the Plan imposes a penalty in that such Participant will not be eligible to receive matching Employer Contributions during the subsequent three months.

Withdrawals of Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan’s record keeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59½ except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval. If a Participant receives a hardship withdrawal, such Participant will not be eligible to make contributions to the Plan for six months.
Vesting
All Participants are 100% vested in the Plan from the first date of hire, except for certain amounts transferred from the Cash Balance Plan, for which the vesting schedule under the Cash Balance Plan applies.
Recently Issued Accounting Standards
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit reporting with respect to fully benefit-responsive investment contracts and plan

NOTES TO FINANCIAL STATEMENTS

investment disclosures, and provides for a measurement-date practical expedient. Part I and II are effective for fiscal years beginning after December 15, 2015, and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015, and should be applied prospectively, with early application permitted. Plan management elected to adopt Parts I and II early. Accordingly, presentation of the fair value of the benefit-responsive contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Master Trust has been removed from the Plan’s Statement of Net Assets Available for Benefits. Certain reclassifications have been made to the 2014 financial statements to conform to the 2015 financial statement presentation. Reclassification had no effect on net assets available for benefits at December 31, 2015 or changes in net assets available for benefits for the year ended December 31, 2015.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investment is in the Master Trust. The investments maintained in the Master Trust are stated at fair value, as determined by quoted market prices, except for its contracts within the Stable Value Fund, which are valued at contract value, Short-Term Investments and Cash Equivalents. The Master Trust’s investments in the investment contracts of the Stable Value Fund are with various insurance companies and other financial institutions. Contract value is discussed in Note 3.
Certain Short-Term Investments and Cash Equivalents are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.
Payment of Benefits
Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid were $84,269 and $397,778 as of December 31, 2015 and 2014, respectively.
Administrative Expenses of the Plan
Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of the Company are paid by Employers (Note 6).
Transfers of the Frozen ESOP Fund
Participants are permitted to transfer all, but not less than all, of the shares of the Company’s Common Stock from their Frozen ESOP Fund to other investment options in the Plan. To effectuate such transfers, the Trustee will sell the shares of the Company’s Common Stock held in the Frozen ESOP Fund and invest the proceeds in the other investment funds designated by

NOTES TO FINANCIAL STATEMENTS

the Participant. The cash value of each share of the Company’s Common Stock transferred will be equal to the price per share of the Company’s Common Stock actually received by the Trustee.

3.	INVESTMENT OF THE PLAN AND THE PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED EMPLOYEE SAVINGS PLAN (SAVINGS PLAN) IN THE MASTER TRUST
Use of the Master Trust permits the commingling of trust assets with the assets of the Savings Plan for investment and administrative purposes. The Savings Plan is a defined contribution retirement plan available to represented employees of the Employers. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and income or loss of the investment account to the respective participating plans. The net assets and the investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2015 and 2014, the Plan’s interests in the assets of the Master Trust were approximately 53%.

	As of December 31,
	2015	2014
	(Thousands)
Investments of Master Trust at fair value:
Cash Equivalents and Short-Term Investments	$36,784	$33,950
Common Stock of Public Service Enterprise Group Incorporated*	215,512	206,904
Mutual Funds	1,492,891	1,471,086
Fixed Income Securities	183,531	175,590
Schwab PCRA Fund (a)	89,298	92,153
Total Investments, at fair value	2,018,016	1,979,683
Investment of Master Trust, at contract value:
Investment contracts (Stable Value Fund)	832,581	844,159
Total Investments of Master Trust	$2,850,597	$2,823,842

For the Year Ended December 31, 2015
(Thousands)
Investment Income of Master Trust:
Net Depreciation in Fair Value of Mutual Funds	$(5,533)
Net Depreciation in Fair Value of Schwab PCRA Fund (a)	(4,811)
Net Depreciation in Fair Value of Common Stock of Public Service Enterprise Group Incorporated*	(12,791)
Interest from Investment Contracts	18,433
Dividends from Common Stock of Public Service Enterprise Group Incorporated*	8,393
Total Investment Income, Net	$3,691

(a) Amounts primarily relate to equity investments in stocks and in mutual funds. The net change in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.

*	Permitted party-in-interest.

NOTES TO FINANCIAL STATEMENTS

The changes in net assets of the Master Trust for the year ended December 31, 2015 are summarized as follows:

For the Year Ended December 31, 2015
(Thousands)
Changes in net assets:
Net depreciation of investments	$(23,135)
Dividends from Common Stock of Public Service Enterprise Group Incorporated	8,393
Interest from Investment Contracts	18,433
Net Investment Income	3,691

Administrative Expenses	(2,989)
Net Transfers	26,053
Increase in Net Assets	26,755

Net Assets
Beginning of Year	2,823,842
End of Year	$2,850,597

Assets of the Stable Value Fund
The Stable Value Fund utilizes a “building block” approach that invests in a series of proprietary commingled fixed income funds to build each stable value portfolio. This approach provides diversification, typically between 2,500 and 3,000 individual securities broadly diversified across fixed income sectors. As of December 31, 2015, the Stable Value Fund was comprised of the following:

Issuer	Expiration	Effective Rate	Contract Value (Thousands)
Bank of Tokyo (A)	Open-Ended	1.95%	$77,944
Pacific Life Insurance (A)	Open-Ended	2.27%	200,975
Prudential Ins Co. (A)	Open-Ended	2.27%	145,449
Transamerica (A)	Open-Ended	2.26%	200,487
Voya Retirement & Annuity Co. (A)	Open-Ended	2.13%	207,726
Total Investment Contracts			832,581
Investment in BNY Mellon Short-Term Investment Fund		0.22%	21,474
Total Stable Value Fund			$854,055

(A)	Managed by INVESCO Institutional, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2014, the Stable Value Fund was comprised of the following:

Issuer	Expiration	Effective Rate	Contract Value (Thousands)
Bank of Tokyo (A)	Open-Ended	2.02%	$76,354
Pacific Life Insurance (A)	Open-Ended	2.20%	206,402
Prudential Ins Co. (A)	Open-Ended	2.23%	142,130
Transamerica (A)	Open-Ended	2.24%	205,858
Voya Retirement & Annuity Co. (A)	Open-Ended	2.72%	213,415
Total Investment Contracts			844,159
Investment in BNY Mellon Short-Term Investment Fund		0.03%	13,700
Total Stable Value Fund			$857,859

(A)	Managed by INVESCO Institutional, Inc.
Most of the investments in the Stable Value Fund are in benefit-responsive investment contracts. The units in the underlying “building block funds” are held by the Plan’s Trustee. The accounts are credited with earnings on the underlying investments and charged for Participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust.
As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value, as reported to the Master Trust by the Stable Value Fund managers, represents contributions made under the contracts, plus earnings, less Participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but may not be less than zero. Such rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Master Trust, as directed by the Plan, to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxation or any required prohibited transaction exemption under ERISA. The TPIC does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Participants, is probable.
The average yield based on actual earnings was approximately 1.90% and 1.51% for 2015 and 2014, respectively. The average yield based on interest rate credited to Participants was approximately 2.15% and 2.11% for 2015 and 2014, respectively.
The fair market value of the wrapper contracts in the Stable Value Fund, which is the difference between the Fund’s fair value and contract value, was higher by $16,175,431 and $26,669,510 as of December 31, 2015 and 2014, respectively.
Assets of the Company Stock Fund
The assets of the Company Stock Fund are invested in shares of the Company’s Common Stock.
Schwab PCRA Fund
The Schwab PCRA Fund is a self-directed brokerage account in which Participants can select and manage a wide selection of investments, including mutual funds and stocks. Deposits into the Schwab PCRA Fund must come from balances transferred from the other options in the Plan. Participants may transfer up to 100% of their account balance, less certain fees, to the Schwab PCRA Fund.

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS
GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1—measurements utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2—measurements include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3—measurements use unobservable inputs for assets or liabilities, based on the best information available and might include an entity’s own data and assumptions.
In some valuations, the inputs may fall into different levels of the hierarchy. In these cases, the financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
The following tables present information about the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2015 and December 31, 2014, including the fair value measurements and the levels of inputs used in determining those fair values.

	Recurring Fair Value Measurements as of December 31, 2015
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Cash and Cash Equivalents	$36,784	$36,784	$—	$—
Common Stock of Public Service Enterprise Group Incorporated	215,512	215,512	—	—
Mutual Funds:
Vanguard Developed Markets	269,975	269,975	—	—
Vanguard Institutional Index Fund	570,336	570,336	—	—
Vanguard Mid Cap Fund	258,805	258,805	—	—
Vanguard Small Cap Fund	211,838	211,838	—	—
Vanguard Target Retirement Funds	181,937	—	181,937	—
Fixed Income Securities	183,531	—	183,531	—
Schwab PCRA Fund	89,298	89,298	—	—
Total Investment in Master Trust, at fair value	$2,018,016	$1,652,548	$365,468	$—

NOTES TO FINANCIAL STATEMENTS

	Recurring Fair Value Measurements as of December 31, 2014
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Cash and Cash Equivalents	$33,950	$33,950	$—	$—
Common Stock of Public Service Enterprise Group Incorporated	206,904	206,904	—	—
Mutual Funds:
Vanguard Developed Markets	250,302	250,302	—	—
Vanguard Institutional Index Fund	566,078	566,078	—	—
Vanguard Mid Cap Fund	268,409	268,409	—	—
Vanguard Small Cap Fund	221,610	221,610	—	—
Vanguard Target Retirement Funds	164,687	—	164,687	—
Fixed Income Securities	175,590	—	175,590	—
Schwab PCRA Fund	92,153	92,153	—	—
Total Investment in Master Trust, at fair value	$1,979,683	$1,639,406	$340,277	$—
Certain commingled cash equivalents included in temporary investment funds are valued using observable market prices or market parameters such as time-to-maturity, coupon rate, quality rating and current yield.

5.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 2, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). On or about January 31, 2014, the Company submitted an application under the IRS’ Employee Plans Compliance Resolution System to correct certain plan documents and operational errors.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6.	RELATED-PARTY TRANSACTIONS
Certain Plan investments are in the Company’s Common Stock. Since the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan.
As of December 31, 2015 and 2014, the Master Trust held 5,570,223 and 4,996,464 shares, respectively, of the Company’s Common Stock, in the Frozen ESOP Fund and the Company Stock Fund, with a market value per share of $38.69 and $41.41, respectively.
For the year ended December 31, 2015, the Master Trust recorded dividend income of approximately $8.4 million from the Company’s Common Stock.
These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

NOTES TO FINANCIAL STATEMENTS

7.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following describes classification differences between the financial statements and the Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$1,527,625,119	$1,528,582,375
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,524,932	14,193,105
Net assets available for benefits per Form 5500	$1,536,150,051	$1,542,775,480
The Form 5500 includes a Net Investment Loss of $3,756,020 from Master Trust Investments for the year ended December 31, 2015 consisting of $2,277,519 of Investment Losses (comprised of the $3,390,654 of the Plan’s interest in gains of the Master Trust less the $5,668,173 adjustment from fair value to contract value for fully benefit-responsive investment contracts) less $1,478,501 of administrative expenses.

NOTES TO FINANCIAL STATEMENTS

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN
PLAN No. 004, EIN No. 22-2625848
SCHEDULE H, PART IV LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2015

Identity of Issue, Borrower or Similar Party	Description of Investment	Cost	Current Value
Various Participants *	1,143 Participant Loans (maturing 2016 to 2021 at interest rates of 3.25% to 8.25%), secured by participant accounts	$—	$16,464,683

*	Permitted party-in-interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.
Public Service Enterprise Group Incorporated
Thrift and Tax-Deferred Savings Plan
(Name of Plan)

By: /s/ Margaret M. Pego
Margaret M. Pego Chairperson of Employee Benefits Committee
Date: June 28, 2016

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm